

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

April 3, 2006

Mr. James N. Fairbairn
Chief Financial Officer
Quincy Energy Corp.
309 Center Street
Hancock, MI 49930

>   **Re: Quincy Energy Corp.**
>   **Form 10-KSB for Fiscal Year Ended April 30, 2005**
>   **Filed August 12, 2005**
>   **File No. 0-31501**

Dear Mr. Fairbairn:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief